UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Box, Inc.

(Name of Issuer)

                        Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

                               10316T104

(CUSIP Number)

                           December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104		13G	Page 2 of 9
1	NAME OF REPORTING PERSON TPG Growth II Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,952,380 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,952,380 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,952,380 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (1)
12	TYPE OF REPORTING PERSON CO

(1) The calculation assumes that there is a total of 47,939,912 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 41,987,532 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer (as defined below), and (ii) the 5,952,380 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below).

CUSIP No. 10316T104		13G	Page 3 of 9
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,952,380 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,952,380 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,952,380 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (2)
12	TYPE OF REPORTING PERSON IN

(2) The calculation assumes that there is a total of 47,939,912 shares of Class A Common Stock outstanding, which is the sum of (i) the 41,987,532 shares of Class A Common Stock outstanding as of December 31, 2015, as reported the Issuer, and (ii) the 5,952,380 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 10316T104		13G	Page 4 of 9
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,952,380 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,952,380 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,952,380 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation assumes that there is a total of 47,939,912 shares of Class A Common Stock outstanding, which is the sum of (i) the 41,987,532 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer, and (ii) the 5,952,380 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock beneficially owned by the Reporting Persons.

Item 1 (a).  Name of Issuer:

Box, Inc. (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

900 Jefferson Ave.

Redwood City, California 94063

Item 2(a).  Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Growth II Advisors, Inc., a Delaware corporation (“Growth II Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

Growth II Advisors is the general partner of TPG Bogota Holdings, L.P. (“TPG Bogota”), a Delaware limited partnership, which directly holds 5,952,380 shares of Class B Common Stock (the “Class B Common Stock”) of the Issuer. Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, as amended, each share of Class B Common Stock is convertible, at the option of the holder, at any time into one share of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer.

Because of Growth II Advisors’ relationship to TPG Bogota, Growth II Advisors may be deemed to beneficially own the shares held by TPG Bogota.

David Bonderman and James G. Coulter are officers and sole shareholders of Growth II Advisors, and may therefore be deemed to beneficially own the shares held by TPG Bogota. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).  Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).  Titles of Classes of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e).  CUSIP Number:

10316T104

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on  By the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

 Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

TPG Growth II Advisors, Inc. By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

David Bonderman

By: /s/ Clive Bode
Name:	Clive Bode on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of James G. Coulter (5)

_______________

(4) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(5) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

_______________